Exhibit A
Ceragon Reports Third Quarter 2015 Financial Results –
November 2, 2015

CERAGON NETWORKS REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS

Higher profit margins; lower revenues related primarily to strategy focusing on profitability; cash flow used to reduce debt

Little Falls, New Jersey, November 2, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today reported results for the third quarter which ended September 30, 2015.

Third Quarter 2015 Highlights:

Revenues - $85.4 million, compared to $99.0 million for the third quarter of 2014, and compared to $94.8 million in the second quarter of 2015.

Gross margin – 31.9% of revenues, compared to 25.6% of revenues in the third quarter of 2014, and compared to 28.2% of revenues in the second quarter of 2015.

Operating income (loss) – Operating income of $6.2 million, compared to an operating loss of $(0.8) million in the third quarter of 2014, and compared to an operating income of $5.9 million in the second quarter of 2015.

Net income (loss) – Net income of $1.4 million or $0.02 per basic share and diluted share for the third quarter of 2015. Net loss for the third quarter of 2014 was $(5.6) million, or $(0.08) per basic share and diluted share. Net income for the second quarter of 2015 was $1.3 million or $0.02 per basic share and diluted share.

Non-GAAP results – Gross margin was 32.4%, operating profit was $7.5 million, and net income was $3.7 million, or $0.05 per basic share and diluted share. For reconciliation of GAAP to non-GAAP results, see attached table.

Cash and cash equivalents - $39.2 million at September 30, 2015 compared to $39.5 million at June 30, 2015.

“We are continuing to make progress with our strategy to capitalize on the strengths of our IP-20 platform by focusing on high-value opportunities where the customer is seeking best-of-breed solutions,” said Ira Palti, president and CEO of Ceragon. In the third quarter, we improved gross margin, continued to tightly control our operating expenses, and achieved an operating profit margin of 7.2%, compared to 6.2% in the second quarter. The lower level of revenue resulted primarily from our ongoing profit improvement initiatives such as more in-depth analysis and a more selective approach to business opportunities.

Ceragon Reports Third Quarter 2015 Results

“We also generated over $7 million in positive cash flow during the third quarter, which we used to reduce debt,” Palti added.

Supplemental geographical breakdown of revenue for the third quarter of 2015:

•	Europe:	12%
•	Africa:	12%
•	North America:	15%
•	Latin America:	20%
•	India:	30%
•	APAC:	11%

A conference call will follow beginning at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling (USA) (888) 276-0010 or international +1 (612) 332-0630 from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone:  USA: (800) 475-6701; International: +1 (320) 365-3844; Access Code: 371263. A replay of both the call and the webcast will be available through December 2, 2015.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other service providers to deliver 4G/LTE, 3G/2G, and other wireless broadband services to their subscribers with high quality of experience. Our solutions are deployed by public utilities, government and defense organizations for delivering mission critical multimedia and other applications at high reliability and speed. Ceragon’s high-capacity solutions use microwave technology to transfer multimedia, voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple modernization to all-IP networks. As the demand for multimedia services pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Reports Third Quarter 2015 Results

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Third Quarter 2015 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Revenues	$85,367	$99,013	$273,792	$259,948
Cost of revenues	58,156	73,695	195,647	195,238

Gross profit	27,211	25,318	78,145	64,710

Operating expenses:
Research and development	5,493	7,999	17,662	26,892
Selling and marketing	10,045	12,842	30,834	42,917
General and administrative	5,501	5,267	15,762	16,893
Restructuring costs	-	-	1,225	936
Other income	-	-	-	16,800

Total operating expenses	21,039	26,108	65,483	70,838

Operating income (loss)	6,172	(790)	12,662	(6,128)

Financial expenses, net	2,966	3,311	12,473	13,650

Income (loss) before taxes	3,206	(4,101)	189	(19,778)

Taxes on income	1,763	1,457	4,410	4,745

Net income (loss)	$1,443	$(5,558)	$(4,221)	$(24,523)

Basic net income (loss) per share	$0.02	$(0.08)	$(0.05)	$(0.42)

Diluted net income (loss) per share	$0.02	$(0.08)	$(0.05)	$(0.42)

Weighted average number of shares used in computing basic net income (loss) per share	77,221,170	68,047,913	77,179,760	57,711,192

Weighted average number of shares used in computing diluted net income (loss) per share	77,355,761	68,047,913	77,179,760	57,711,192

Ceragon Reports Third Quarter 2015 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30, 2015	December 31, 2014
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,204	$41,423
Short-term bank deposits	368	413
Marketable securities	-	535
Trade receivables, net	122,245	162,626
Deferred taxes	1,349	3,522
Other accounts receivable and prepaid expenses	20,303	22,898
Inventories	48,634	61,830
Total current assets	232,103	293,247

NON-CURRENT ASSETS:
Deferred taxes	-	239
Severance pay and pension fund	4,912	5,669
Property and equipment, net	29,236	33,138
Intangible assets, net	3,650	5,070
Other non-current assets	1,599	4,510
Total long-term assets	39,397	48,626
Total assets	$271,500	$341,873

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	43,930	48,832
Trade payables	68,366	101,752
Deferred revenues	10,063	17,667
Other accounts payable and accrued expenses	29,769	37,248
Total current liabilities	152,128	205,499

LONG-TERM LIABILITIES:
Long term bank loan, net of current maturities	-	2,072
Accrued severance pay and pension	9,581	11,452
Other long term payables	13,530	18,298
Total long-term liabilities	23,111	31,822
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	212	212
Additional paid-in capital	407,698	406,413
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(9,466)	(4,111)
Accumulated deficits	(282,092)	(277,871)

Total shareholders' equity	96,261	104,552

Total liabilities and shareholders' equity	$271,500	$341,873

Ceragon Reports Third Quarter 2015 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Cash flow from operating activities:
Net income (loss)	$1,443	$(5,558)	$(4,221)	$(24,523)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,844	3,486	9,066	10,394
Stock-based compensation expense	600	568	1,172	2,691
Decrease (increase) in trade and other receivables, net	17,306	(14,918)	36,662	(28,824)
Decrease in inventory	1,563	1,046	11,211	4,075
Increase (decrease) in trade payables and ccrued liabilities	(13,140)	7,131	(38,471)	(1,788)
Increase (decrease) in deferred revenues	(3,176)	(455)	(7,604)	592
Decrease in deferred tax asset, net	988	1,360	2,441	4,004
Other adjustments	(595)	(562)	(784)	(291)

Net cash provided by (used in) operating activities	$7,833	$(7,902)	$9,472	$(33,670)

Cash flow from investing activities:
Purchase of property and equipment	(847)	(2,286)	(4,320)	(8,464)
Investment in short-term bank deposits	(15)	-	(19)	-
Proceeds from short-term bank deposits	-	11	64	69
Proceeds from sale of available for sale marketable securities, net	-	-	122	5,161

Net cash used in investing activities	$(862)	$(2,275)	$(4,153)	$(3,234)

Cash flow from financing activities:
Proceeds from exercise of options	112	-	112	-
Proceeds from issuance of shares, net	-	45,150	-	45,150
Proceeds from bank loans	-	-	4,200	20,190
Repayment of bank loans	(7,058)	(22,838)	(11,174)	(26,954)

Net cash provided by (used in) financing activities	$(6,946)	$22,312	$(6,862)	$38,386

Translation adjustments on cash and cash equivalents	$(356)	$(66)	$(676)	$55

Increase (decrease) in cash and cash equivalents	$(331)	$12,069	$(2,219)	$1,537

Cash and cash equivalents at the beginning of the period	39,535	31,875	41,423	42,407

Cash and cash equivalents at the end of the period	$39,204	$43,944	$39,204	$43,944

Ceragon Reports Third Quarter 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,
	2015				2014
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$85,367			$85,367	$99,013
Cost of revenues	58,156	(a)	473	57,683	73,579

Gross profit	27,211			27,684	25,434

Operating expenses:
Research and development	5,493	(b)	215	5,278	7,623
Selling and marketing	10,045	(c)	453	9,592	12,623
General and administrative	5,501	(d)	178	5,323	5,124

Total operating expenses	$21,039			$20,193	$25,370

Operating income	6,172			7,491	64
Financial expenses, net	2,966			2,966	3,311

Income (loss) before taxes	3,206			4,525	(3,247)

Taxes on income	1,763	(e)	945	818	307

Net income (loss)	1,443			$3,707	$(3,554)

Basic net income (loss) per share	$0.02			$0.05	$(0.05)

Diluted net income (loss) per share	$0.02			$0.05	$(0.05)

Weighted average number of shares used in computing basic net income (loss) per share	77,221,170			77,221,170	68,047,913

Weighted average number of shares used in computing diluted net income (loss) per share	77,355,761			78,011,917	68,047,913

Total adjustments			2,264

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $30 thousand of stock based compensation expenses and $0.1 million of changes in pre-acquisition indirect tax positions in the three months ended September 30, 2015.

(b)	Research and development expenses include $0.2 million of stock based compensation expenses in the three months ended September 30, 2015.
(c)	Selling and marketing expenses include $0.3 million of amortization of intangible assets and $0.2 million of stock based compensation expenses in the three months ended September 30, 2015.
(d)	General and administrative expenses include $0.2 million of stock based compensation expenses in the three months ended September 30, 2015.
(e)	Taxes on income include $0.9 million of non-cash tax adjustments in the three months ended September 30, 2015.

Ceragon Reports Third Quarter 2015 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30,
	2015				2014
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$273,792			$273,792	$259,948
Cost of revenues	195,647	(a)	1,240	194,407	193,694
Gross profit	78,145			79,385	66,254

Operating expenses:
Research and development	17,662	(b)	556	17,106	23,165
Selling and marketing	30,834	(c)	875	29,959	41,017
General and administrative	15,762	(d)	186	15,576	15,429
Restructuring costs	1,225		1,225	-	-

Total operating expenses	65,483			62,641	79,611
Operating income (loss)	12,662			16,744	(13,357)
Financial expenses, net	12,473	(e)	2,973	9,500	7,340

Income (loss) before taxes	189			7,244	(20,697)
Taxes on income	4,410	(f)	2,535	1,875	754

Net income (loss)	$(4,221)			$5,369	$(21,451)

Basic net income (loss) per share	(0.05)			0.07	(0.37)

Diluted net income (loss) per share	(0.05)			0.07	(0.37)

Weighted average number of shares used in computing basic net income (loss) per share	77,179,760			77,179,760	57,711,192

Weighted average number of shares used in computing diluted net income (loss) per share	77,179,760			77,868,331	57,711,192

Total adjustments			9,590

(a)
Cost of revenues includes $0.9 million of amortization of intangible assets, $40 thousands of stock based compensation expenses, and $0.3 million of changes in pre-acquisition indirect tax positions in the nine months ended September 30, 2015.

(b)	Research and development expenses include $0.6 million of stock based compensation expenses in the nine months ended September 30, 2015.
(c)	Selling and marketing expenses include $0.5 million of amortization of intangible assets, and $0.4 million of stock based compensation expenses in the nine months ended September 30, 2015.
(d)	General and administrative expenses include $0.2 million of stock based compensation expenses in the nine months ended September 30, 2015.
(e)
Financial expenses include the effect of re-measurement of certain assets denominated in or linked to the U.S. dollar in Venezuela, due to restrictive government policies on payments in foreign currency in the nine months ended September 30, 2015.

(f)	Taxes on income include non-cash tax adjustments in the nine months ended September 30, 2015.

Ceragon Reports Third Quarter 2015 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET INCOME (LOSS)
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Nine months ended
	September 30, 2015	September 30, 2015

Reported GAAP net income (loss)	1,443	(4,221)

Stock based compensation expenses	600	1,172
Amortization of intangible assets	590	1,408
Restructuring plan related costs	-	1,225
Changes in pre-acquisition indirect tax positions	129	277
Currency devaluation in Venezuela	-	2,973
Non-cash tax adjustments	945	2,535

Non-GAAP net income	3,707	5,369